SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/25/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,234,724

8. SHARED VOTING POWER
499,732

9. SOLE DISPOSITIVE POWER

1,734,456
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,734,456

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

21.88%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 9 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.9 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
At this time the filing parties have no plans with respect to the issuer. If the merger agreement with NWJ Apartment Holdings Corp. is terminated, the filing parties will evaluate their options based on, among other things, managements plan for maximizing shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 11/14/2008 there were 7,926,248 shares of common stock outstanding as of Nov 14, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,734,456 shares of WOC or 21.88% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of DEK were traded:

BUYS
Date:		Shares:		Price:
11/7/2008	29,447		$1.5343
11/12/2008	4,100		$1.4627
11/14/2008	1,185		$1.2593
11/25/2008	483,659		$1.2000

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/3/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


E